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EMAIL:  KSCHLESINGER@OLSHANLAW.COM

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August 7, 2025

VIA EDGAR AND ELECTRONIC MAIL

Blake Grady
Nicholas Panos
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549

Re:	Universal Safety Products, Inc. Schedule 13D filed July 2, 2025 by Steven Caspi et al. File No. 005-15872

Dear Messrs. Grady and Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated August 6, 2025 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Mr. Caspi and provide the following response on his behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

Schedule 13D filed July 2, 2025

General

1.	We note that the date of event reported as requiring the filing of the Schedule 13D was June 5, 2025. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the June 5, 2025 event date, the Schedule 13D submitted on July 2, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Mr. Caspi acknowledges the Staff’s comment and respectfully advises that the Schedule 13D was not filed within the required five business days after the date of the acquisition due to a delay in receipt of EDGAR codes necessary to effect the filing.

As disclosed in the Schedule 13D, JLA Realty Associates, LLC (“JLA”) and Mr. Caspi became the beneficial owners of the Common Stock of Universal Safety Products, Inc. on June 5, 2025, by virtue of the termination of the Coordination Agreement (as defined in the Schedule 13D) by Ault & Company, Inc. via notice of termination delivered to JLA on June 4, 2025. Immediately upon receipt of such notice, Mr. Caspi sought to identify the pre-existing EDGAR codes for himself and JLA, which had last been used in 2014 and 2017, respectively.

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The next day, Olshan Frome Wolosky LLP (“Olshan”), as counsel to Mr. Caspi, reached out to the SEC via email to edgar_escalations@sec.gov requesting the reset of EDGAR codes for Mr. Caspi and JLA, since their pre-existing codes had been lost and the contact person for the Token Reset Request attempted by Olshan could not be identified. Olshan was advised via email to enroll Mr. Caspi and JLA in EDGAR Next.

Unable to complete the EDGAR Next enrollment form without EDGAR codes and faced with technological challenges in acquiring Login.gov credentials required for enrollment, Mr. Caspi and JLA were unable to successfully enroll in EDGAR Next. Instead, Mr. Caspi completed Form IDs for himself and JLA in order to receive new EDGAR codes. However, as a result of delays caused by travel and technological limitations, the forms could not be notarized in a timely manner. On June 17, 2025, once Mr. Caspi had managed to find a notary and have the forms notarized, they were submitted to the SEC.

On June 20, 2025, EDGAR codes were provided for Mr. Caspi, but not for JLA, which was the direct beneficial owner of the shares. Expecting that EDGAR codes for JLA would be received promptly and the Schedule 13D could be filed with JLA as the correct filer, Mr. Caspi did not file the Schedule 13D immediately upon receipt of his personal EDGAR codes. On July 2, 2025, EDGAR codes were provided for JLA, upon receipt of which the Schedule 13D was promptly filed.

Following this initial late filing and with his EDGAR codes now in hand, Mr. Caspi was able to timely file an amendment to the Schedule 13D on July 8, 2025, and confirms that he is aware of and will timely comply with his ongoing Rule 13d filing obligations.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger